September 19, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Bo Howell, Esq.

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Commodity Strategy Funds (formerly, Credit Suisse Commodity Return Strategy Fund)
Post-Effective Amendment No. 12 to Registration Statement on Form N-1A
Securities Act File No. 333-116212
Investment Company Act File No. 811-21589

Dear Mr. Howell:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on August 20, 2012.  The Amendment contains the prospectus and Statement of Additional Information for the Credit Suisse Commodity ACCESS Strategy Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                    In the fee table, please disclose the amount of the limited deferred sales charge on Class A shares and indicate by footnote that such sales charge may be “None” under certain circumstances.

Response:                             The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the limited deferred sales charge is informative of the existence of such sales charge.

Comment No. 2:                    If the Subsidiary is subject to a separate investment advisory fee, please include such fee in the “Management fee” line of the fee table.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Response:                             The Subsidiary is not subject to a separate investment advisory fee.

Comment No. 3:                    Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                             The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 4:                    Please delete the estimated rate of portfolio turnover from the section entitled “Portfolio Turnover.”  Such estimated rate may be included in the “Principal Investment Strategies” section.

Response:                             The Registrant has deleted the estimated rate of portfolio turnover from the section entitled “Portfolio Turnover.”

Comment No. 5:                    Please state supplementally how the Fund will value derivatives.

Response:                             The Fund will generally value its derivatives using marked-to-market value.

Comment No. 6:                    Please confirm that the Fund will not concentrate its investments in a single industry or group of industries.

Response:                             The Registrant confirms that the Fund will not concentrate its investments within a single industry or group of industries, but notes that, as disclosed in the Fund’s prospectus and Statement of Additional Information, the Fund will focus its investments in certain commodity sectors and the financial services sector.

Comment No. 7:                    Please state supplementally whether the Fund’s non-investment grade fixed income instruments will be used to cover its derivative positions.

Response:                             The Fund does not currently intend to use non-investment grade fixed income instruments to cover its derivative positions.

Comment No. 8:                    Please state whether or not the Fund has a policy limiting the amount of Fund assets that can be exposed to a single counterparty.

Response:                             Where the Fund considers a counterparty to be the issuer of a security, the counterparty will be subject to the Fund’s issuer and industry diversification requirements. For Rule 12d3-1 under the 1940 Act, the Fund limits exposure for each counterparty that is a securities-related issuer to 5% of its total assets.  Such exposure is measured by the marked-to-market value on any over-the-counter derivatives with the counterparty, plus the market value of any securities issued by the counterparty.  In general, an independent risk function within Credit Suisse administers and oversees counterparty exposure with respect to all Credit Suisse products.

Comment No. 9:                    Please inform us whether the Subsidiary intends to invest in commodity pools.

Response:                             The Subsidiary does not intend to invest in commodity pools.

Comment No.10:                   Please confirm that (i) the Subsidiary’s financial statements will be audited and filed with a U.S. regulatory body, (ii) the Subsidiary will have the same independent auditors and custodian as the Fund, (iii) all of the Subsidiary’s expenses are reflected in the fee table, (iv) the Subsidiary’s board members will sign the Registration Statement, and (v) the Subsidiary will consent to service of process in the U.S.

Response:                             The Registrant confirms each of the above-listed items.

Comment No.11:                   Please explain how the Fund will account for the Subsidiary.

Response:                             The Fund will consolidate its financial statements with the Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation.

Comment No. 12:                  Please explain the basis for the Fund treating income from the Subsidiary as “qualifying income” so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Response:                             The Fund has received an opinion of counsel stating that income and gains to be derived by the Fund from its investment in the Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Code.

Comment No.13:                   Please state whether the Subsidiary will comply with the 1940 Act to the same extent as the Fund, including Sections 10 and 16 with respect to the composition of its board.

Response:                             The Subsidiary is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder.  The Subsidiary cannot take any extraordinary action without the approval of the Fund and the Registrant’s Board of Trustees (the “Board”).  The directors of the Subsidiary are also officers of the Fund and/or Credit Suisse.  The operations of the Subsidiary are subject to the review and oversight of the Fund’s Chief Compliance Officer and the Fund’s compliance policies and procedures, which are approved and reviewed by the Board.  Independent Trustees currently comprise 100% of the Registrant’s Board.

The Subsidiary serves as a vehicle by which the Fund can make certain types of investments in commodity-linked futures and swaps and other derivatives while still receiving “qualifying income” from the Subsidiary so that the Fund can maintain its status as a regulated investment company under the Code.  As a result, the Subsidiary exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code.  The Subsidiary is not an attempt by the Fund to do indirectly what it cannot do directly.

The Registrant believes that subjecting the Subsidiary’s board to the requirements of the 1940 Act would serve no purpose to the Fund’s shareholders, and would only add another layer of expense to the Fund.  Credit Suisse and its affiliates provide investment advisory and co-administration services to the Subsidiary under a contract that does not provide for an investment advisory fee, and thus is not a contract subject to the provisions of Section 15 of the 1940 Act.  The other expenses of the Subsidiary are disclosed to Fund shareholders as a separate line item on the Fund’s fee table.  As noted above, the Fund is the sole shareholder of the Subsidiary.  Under these circumstances, the Registrant does not believe that there is a need for the board of the Subsidiary to conform to the corporate governance requirements of the 1940 Act.  Unlike independent board members of a registered fund, the directors of the Subsidiary do not review or approve an advisory contract subject to the provisions of Section 15 of the 1940 Act.  The Registrant believes that the Fund’s shareholders are adequately protected from any potential self-dealing by the Subsidiary’s service providers because the Board is comprised solely of Independent Trustees who oversee the operations of the Subsidiary.

Comment No.14:                   Please state supplementally whether Credit Suisse may increase the advisory fee payable by the Subsidiary without approval of Fund shareholders.

Response:                             The Subsidiary is not currently subject to an investment advisory fee and Credit Suisse would not impose an investment advisory fee upon the Subsidiary without approval of Fund shareholders.

Comment No.15:                   Due to the percentage of the Fund’s assets that may be invested in non-investment grade securities, please revise “Credit Risk” to reflect that non-investment grade securities are subject to increased credit risk.

Response:                             The requested revisions have been made.

Comment No. 16:                  Please disclose how much notice the Fund will provide relating to a change in the Fund’s investment objective.

Response:                             The Registrant has not added disclosure regarding the notice period to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Comment No. 17:                  Please revise the title of the “Other Risk Factors” subsection to “Non-Principal Risk Factors.”

Response:                             The requested revision has been made.

Comment No. 18:                  Please explain supplementally why “Valuation Risk” is not a principal risk for the Fund.

Response:                             The Registrant has moved “Valuation Risk” to the principal risks section.

Comment No. 19:                  On the back cover page of the prospectus, please correct the four digit number following the SEC’s zip code to “1520.”

Response:                             The above correction has been made.

Comment No. 20:                  In the section entitled “Management of the Fund — Portfolio Managers — Portfolio Managers’ Compensation” in the Statement of Additional Information, please disclose whether the performance on which the bonus is partly based is pre-tax or post-tax performance.

Response:                             Performance is considered generally as one factor that is taken into account in determining a portfolio manager’s bonus.  There is no set policy to consider performance solely on either a pre-tax or post-tax basis.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc:	Joanne Doldo, Esq., Credit Suisse Asset Management, LLC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP